UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-106666
Jafra Worldwide Holdings (Lux), S.àR.L.

(Exact name of registrant as specified in its charter)
370 Route de Longwy
L-1940 Luxembourg
Luxembourg
(352) 226027

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
$200,000,000 10 3/4% Senior Subordinated Notes due 2011

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	None
     Pursuant to the requirements of the Securities Exchange Act of 1934 Jafra Worldwide Holdings (Lux), S.àR.L. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: May 16, 2007

Jafra Worldwide Holdings (Lux), S.àR.L.
By:	/s/ Enrique Marco
	Name:	Enrique Marco
	Title:	Chief Financial Officer